January 25, 2008

VIA UPS OVERNIGHT

Amanda McManus Branch Chief United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Global Aircraft Solutions, Inc. Post Effective Amendment No. 3 to Registration Statement on
Form SB-2, Filed November 13, 2007, File No. 333-117128

Dear Ms. McManus:

Reference is made to your comment letter dated December 7, 2007 to Global Aircraft Solutions, Inc. (the “Company”) with respect to the above referenced Post Effective Amendment. The response of the Company to your comments is set forth below. Please note I have reproduced your comments, which are itemized by number, and the response is set forth next to each comment below.

In connection with this filing, we are also submitting, under separate cover, a request for acceleration of the effective date to February 1, 2008.

The following is a list of responses to the Comment Letter dated December 7, 2007:

Signature Page
1.	Please revise the signature page for the registrant. The amended registration statement should be signed by the registrant, the registrant’s principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the registrant’s board of directors or persons performing similar functions. Refer to Instructions for Signatures of Form SB-2.

Response

The Signature Page has been revised to add the signature of board of director member Lawrence Mulcahy thereby including four (4) of the six (6) board of directors signatures for the Company. The Signature page is also signed by John B. Sawyer on behalf of the Company and as the Company’s principal executive officer and Patricia Graham as the principal accounting officer of the Company. The modified Signature Page has been filed as the Company’s Post Effective Amendment No. 4.

Other
2.	We note that you have outstanding comments on the Form 10-K for the year ended December 31, 2006 which was filed with the Commission on April 23, 2007. Please note that this Post- Effective Amendment will not go effective until the staff of the Commission has cleared the comments on the above referenced 10-K.

Response

On January 24, 2008, the Commission officially cleared the outstanding comments to the Form 10-K for the year ended December 31, 2006 which was filed with the Commission on April 23, 2007 confirming that there are no further outstanding comments with respect to the Company. As a consequence thereof, the Post-effective Amendment can now be declared effective and the Company has filed a request for acceleration under separate cover with respect to the Post- effective Amendment.

The Registrant further acknowledges and understands its responsibilities of periodic disclosure and amendment of the prospectus under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Sincerely,

/s/ John B. Sawyer John B. Sawyer President

GLOBAL AIRCRAFT SOLUTIONS (OTCBB:GACF)
6901 S. Park Avenue, Tucson AZ 85706 U.S.A. PHONE (520) 294-3481 FAX (520) 741-1430